Exhibit 99.1
July 23, 2009
Via Facsimile and Federal Express
Mr. Joel Hughes
Chairman and Chief Executive Officer
Livewire Mobile, Inc.
One Monarch Drive, Suite 203
Littleton, MA 01460
To the Board of Directors:
     As you are aware, the undersigned are the two largest stockholders of LiveWire Mobile, Inc. (the “Company”), and we collectively are beneficial owners1 of approximately 41% of the outstanding shares of the Company’s common stock (the “Common Stock”). Based upon our thorough, independent analysis, each of us supports decisive changes in the Company’s strategic direction and governance practices. We seek an immediate meeting to discuss these concerns, which are described below.
     We write this letter to express our concerns as the Company’s two largest stockholders regarding the performance of the Company’s Board of Directors (the “Board”) and management (“Management”). Since the beginning of the year, we have each implored Management to take actions to cut costs and reduce the unnecessary spending of the Company’s cash. Management has continually refused to heed our advice until it was blatantly obvious that the operating numbers required them to do so.
     The latest mismanagement comes in the form of Management requesting and the Board agreeing to a stock option grant with a strike price that is less than the per share value of the

[1]	Karen Singer is the beneficial owner as trustee of the Singer Children’s Management Trust. Lloyd I. Miller is the beneficial owner as (i) investment advisor to the trustee of Trust A-4, Trust C and Trust D (ii) manager of the limited liability company that is general partner of Milfam II, L.P., (iii) settlor of an individual retirement account and (iv) an individual.

Company’s cash position. We fail to see how this in any way incentivizes Management or aligns Management’s interests with shareholders, especially when both Management and the Company’s advisors have told us that they believe the Company is worth substantially more than the current market price of the stock would indicate. We are concerned that these stock options are creating needless shareholder dilution.
     We request an immediate call with the independent members of the Board so that we can make our views on the foregoing and other matters known. We feel that the Board and Management must implement urgent changes to avoid additional value being lost by shareholders. We expect to hear from you promptly to arrange for a meeting early next week.
Very truly yours,
/s/ Karen Singer
Karen Singer
/s/ Lloyd I. Miller, III
Lloyd I. Miller, III
cc: LiveWire Mobile, Inc. Board of Directors